Management's Discussion and Analysis

For the year ended December 31, 2023

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the year ended December 31, 2023 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2023. The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 20, 2024, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2023 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Canada.

Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

On September 30, 2022, following certain changes made to Osisko's investment agreement with Osisko Development Corp. ("Osisko Development"), and based on other facts and circumstances, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Management determined that Osisko was still able to exert significant influence on Osisko Development and accounted for its retained investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. References to discontinued operations throughout this MD&A is related to the activities of Osisko Development for the first nine months of 2022. Please refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details.

Business Model and Strategy

Osisko is focused on acquiring high-quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies. The Company has deployed capital to finance, through the acquisition of metal royalty and stream assets, exploration, development, new mine construction, expansions, counterparty debt reduction and acquisitions. Osisko endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. The Company aims to maintain a strong balance sheet to allow it to readily deploy capital into new investment opportunities.

Highlights

Year 2023

  94,323 gold equivalent ounces ("GEOs1") earned (89,367 GEOs in 2022);
  Record revenues from royalties and streams of $247.3 million ($217.8 million in 2022);
  Record cash flows generated by operating activities2 of $187.0 million ($175.1 million in 2022);
  Net loss2 of $48.3 million, $0.26 per basic share2 (net earnings of $85.3 million, $0.47 per basic share in 2022), mostly due to non-cash impairment charges of $149.6 million on royalty and stream interests and investments;
  Adjusted earnings3 of $100.1 million, $0.54 per basic share3 ($87.3 million, $0.48 per basic share in 2022);
  Publication of the 2023 Asset Handbook and third edition of the Company's sustainability report, Growing Responsibly;
  Closing of the CSA silver and copper streams by Osisko Bermuda Limited for US$150.0 million ($198.8 million);
  Amendment of the Gibraltar silver stream for US$10.3 million ($13.6 million);
  Acquisition of a 3% gold NSR royalty and 1% copper NSR royalty on the Costa Fuego copper-gold project for US$15.0 million ($19.9 million);
  Acquisition of a 1% NSR royalty covering the Namdini gold project in Ghana for US$35.0 million ($48.4 million);
  Appointment of Mr. Jason Attew as President and Chief Executive Officer of the Company and Mr. Norman MacDonald as Chair of the Board of Directors;
  Sale of the equity investment in Osisko Mining Inc. for gross proceeds of $131.6 million, which were used to repay part of the revolving credit facility; and
  Declaration of quarterly dividends totaling $0.235 per common share in 2023 ($0.22 per common share in 2022).

1 GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2 From continuing operations.

3 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Subsequent to December 31, 2023

  Additional repayments of $30.2 million on the revolving credit facility;
  Appointment of Mr. David Smith to the Board of Directors;
  Resignation of The Honourable Mr. John R. Baird from the Board of Directors; and
  Declaration of a quarterly dividend of $0.06 per common share payable on April 15, 2024 to shareholders of record as of the close of business on March 28, 2024.

Corporate Update

On July 5, 2023, the Company announced the appointment of Mr. Paul Martin as its interim Chief Executive Officer, and the departure of its President and Chief Executive Officer, Mr. Sandeep Singh.

On November 8, 2023, the Company announced the appointment of Mr. Jason Attew as President and Chief Executive Officer of the Company and the appointment of Mr. Norman MacDonald as Chair of the Board of Directors, succeeding Mr. Sean Roosen, who subsequently resigned as a director of the Company on November 22, 2023. Mr. Attew also joined the Board of Directors of Osisko on January 1, 2024, the effective date of his appointment.

On January 24, 2024, Mr. David Smith was appointed to the Board of Directors. On January 31, 2024, The Honourable Mr. John R. Baird resigned as a director of the Company.

Guidance for 2024 and 5-Year Outlook

2024 Guidance

Osisko expects GEOs earned to range between 82,000 to 92,000 in 2024 at an average cash margin of 97%. The reduction in guided ounce production compared to the actual production of 2023 is primarily a result of the stoppage of operations at the Renard Diamond mine, from which Osisko earned 9,538 GEOs in 2023.

Osisko's 2024 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

For the 2024 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 83:1. The 2024 guidance also assumes the commencement of GEOs earned under the CSA copper stream from June 15, 2024, as well as the commencement of production from G Mining's Tocantinzinho project and Shandong's Namdini project later in the year.

5-Year Outlook

Osisko expects its portfolio to generate between 120,000 and 135,000 GEOs in 2028. The outlook assumes the commencement of production at the Windfall and Hermosa projects, amongst others. It also assumes that Mantos Blancos will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions, including Alamos's Phase 3+ Expansion at Island Gold. The reduction in Osisko's 5-year outlook compared to previously published outlooks is primarily a function of a more conservative approach to the estimation of start-up times for new projects that are currently advancing through permitting and financing. This reflects the noticeable trend of increased lag times in project permitting and approvals.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the 5-year outlook, as their timelines are either longer, or less certain. As the operators provide further clarity on these assets, Osisko will seek to include them in its long-term outlook.

This 5-year outlook is based on internal judgements of publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 76:1.

This 5-year outlook replaces the 5-year outlook previously released in 2023, which should be considered as withdrawn. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2024-2028).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022

Gold

Canadian Malartic royalty	8,887	8,464	33,930	32,776
Eagle Gold royalty	2,094	1,787	8,377	7,329
Éléonore royalty	1,496	1,460	5,198	4,661
Island Gold royalty	742	671	3,047	2,487
Ermitaño royalty	726	471	2,279	1,903
Seabee royalty	565	1,031	2,257	4,398
Pan royalty	387	406	1,644	1,657
Lamaque royalty	395	417	1,650	1,677
Bald Mountain royalty	72	332	1,103	922
San Antonio stream	2	1,182	650	1,451
Fruta del Norte royalty	105	120	459	410
Others	257	534	1,011	1,958
	15,728	16,875	61,605	61,629

Silver

Mantos Blancos stream	2,563	2,830	11,994	10,344
Sasa stream	980	1,005	4,161	3,936
CSA stream (i)	880	-	3,793	-
Gibraltar stream (ii)	732	676	2,538	2,205
Canadian Malartic royalty	51	67	214	294
Others	47	57	220	246
	5,253	4,635	22,920	17,025
Diamonds

Renard stream (iii)	2,269	3,403	9,538	12,634
Others	13	17	87	126
	2,282	3,420	9,625	12,760
Other metals

Kwale royalty and others	12	93	173	978

Total GEOs	23,275	25,023	94,323	92,392

Total GEOs, excluding GEOs earned on the Renard stream until April 30, 2022 (iii)	23,275	25,023	94,323	89,367

(i) The CSA silver stream was acquired on June 15, 2023, with an effective date of February 1, 2023. Revenues related to the ounces earned between February 1, 2023 and June 15, 2023 were recognized in the third quarter of 2023 when the silver ounces were received and sold by Osisko Bermuda Limited, a wholly-owned subsidiary of the Company.

(ii) In June 2023, Osisko completed certain amendments to its 75% silver stream with respect to the Gibraltar copper mine increasing Osisko's effective stream percentage by 12.5% to 87.5%.

(iii) Until April 30, 2022, GEOs from the Renard diamond stream were excluded when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date. On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamond mine, announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA").

2023 Actual Results vs Guidance

The following table compares the actual results with the guidance released in the first quarter of 2023:

	Actual results		Guidance
	GEOs	Cash margin	Low	High	Cash margin
		(%)	(GEOs)	(GEOs)	(%)

Royalties and streams	94,323	93.3%	95,000	105,000	93.0%

GEOs earned, year-over-year, increased by 6% in 2023, but were slightly lower than the low end of the guidance of 95,000 GEOs. The ongoing ramp-up issues at certain operations, including the Mantos Blancos mine, the forest fires in northern Canada, and a notable sharp decline in rough diamond prices that led to the shut-down of the Renard diamond mine, negatively affected the GEOs earned in 2023, despite a strong performance from other key assets, including the Canadian Malartic mine. The higher gold-silver price ratio also acted to reduce GEOs earned in 2023 versus original expectations.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022

Gold(i)	$1,971	$1,727	$1,940	$1,800
Silver(ii)	$23.20	$21	$23.35	$22

Exchange rate (US$/Can$)(iii)	1.3624	1.3578	1.3497	1.3013

(i) The London Bullion Market Association's PM price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Royalty, Stream and Other Interests Portfolio Overview

As at December 31, 2023, Osisko owned a portfolio of 171 royalties, 14 streams and 4 offtakes, as well as 7 royalty options. Currently, the Company has 19 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets
Producing	14	5	-	19
Development	15	9	3	27
Exploration and evaluation	142	-	1	143
	171	14	4	189

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Producing assets

Asset	Operator	Interest (i)	Commodity	Jurisdiction
North America
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (ii) royalty	Au	USA
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	1.8 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Taseko Mines Limited	87.5% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America
Brauna	Lipari Mineração Ltda	1% GRR (iii)	Diamonds	Brazil
CSA	Metals Acquisition Limited	100% stream 3.0 - 4.875% stream (iv)	Ag Cu	Australia
Dolphin Tungsten (v)	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction
Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada
Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar (vi)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Bralorne	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada
Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada
Cascabel	SolGold plc	0.6% NSR royalty	Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Corvette	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Kandiolé	Roscan Gold Corp.	1% NSR royalty	Au	Mali
Magino(vii)	Argonaut Gold Inc.	3% NSR royalty	Au	Canada
Marban	O3 Mining Inc.	0.435-2% NSR royalty	Au	Canada
Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Namdini	Shandong Gold Co Ltd.	1% NSR royalty	Au	Ghana
Pine Point	JV between Osisko Metals Inc. and Appian Natural Resources Fund III	3% NSR royalty	Zn	Canada
San Antonio	Osisko Development Corp.	15% stream	Au, Ag	Mexico
Spring Valley (viii)	Waterton Global Resource Management	0.5 - 3% NSR royalty	Au	USA
Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
White Pine	White Pine Copper LLC	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA
Windfall	Osisko Mining Inc. (50%) Gold Fields Limited (50%)	2.0 - 3.0% NSR royalty	Au	Canada

(i) Excluding tail royalties and streams reduction, when applicable.

(ii) Gross smelter return ("GSR").

(iii) Gross revenue royalty ("GRR").

(iv) Deliveries under the CSA copper stream are expected to commence on June 15, 2024.

(v) In July 2023, Group 6 Metals Limited announced that commercial production of tungsten was achieved at the Dolphin Tungsten mine and the first concentrate was produced and exported. Osisko expects to receive its first royalty payment in the first quarter of 2024.

(vi) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vii) The 3% NSR royalty covers a small portion of the currently proposed mine plan. Commercial production was declared at Magino in November 2023, but Osisko does not expect to receive royalty payments in the short term.

(viii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Royalty, Stream and Offtake Interests - 2023 Transactions

Silver stream - CSA mine

In June 2023, Osisko Bermuda Limited ("Osisko Bermuda") closed a silver purchase agreement (the "CSA Silver Stream") with Metals Acquisition Limited ("Metals Acquisition") concurrently with the closing of the acquisition by Metals Acquisition of the producing CSA mine in New South Wales, Australia ("CSA") from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date").

Pursuant to the CSA Silver Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million) (the "Silver Deposit"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The deliveries under the CSA Silver Stream accrued as of February 1, 2023.

Metals Acquisition has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Metals Acquisition or an affiliate between the Closing Date and the later of the seventh anniversary of the Closing Date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of Metals Acquisition.

Copper stream - CSA mine

In June 2023, Osisko Bermuda closed a copper purchase agreement (the "CSA Copper Stream") with Metals Acquisition concurrently with the closing of the CSA Acquisition Transaction. The deliveries under the CSA Copper Stream are expected to commence on June 15, 2024.

Pursuant to the CSA Copper Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million). Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the Closing Date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream.

In conjunction with the CSA Silver Stream and the CSA Copper Stream, Osisko Bermuda subscribed for US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing.

Silver stream amendments - Gibraltar mine

In June 2023, Osisko completed certain amendments to its 75% silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar"), located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Sojitz Corporation, giving Taseko an effective 87.5% interest. Osisko and Taseko amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 87.5%. Further to this, Osisko and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Osisko paid total consideration of US$10.25 million ($13.6 million) to Taseko, and committed to help support ongoing Environmental, Social and Governance initiatives at Gibraltar with $50,000 per year for the following three years.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Copper and gold NSR royalty - Costa Fuego copper-gold project

In July 2023, Osisko closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili Limited ("Hot Chili") covering the Costa Fuego copper-gold project in Chile, for a total cash consideration of US$15.0 million ($19.9 million). As part of the transaction, Osisko granted Hot Chili an option to buy-down a portion of the royalty, which can only occur upon a change of control and which is exercisable until the fourth anniversary of the transaction closing date. The buydown option reduces each of the copper and gold royalty percentages by 0.5% (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. As part of the transaction, Hot Chili also granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

Gold NSR royalty - Namdini gold project

In October 2023, Osisko closed the acquisition of a 1.0% NSR royalty from Savannah Mining Limited covering the Namdini gold project ("Namdini") in Ghana for total consideration of US$35.0 million ($48.4 million). Namdini is controlled and will be operated by Shandong Gold Co Ltd. through its subsidiary Cardinal Namdini Mining Limited ("Cardinal"), which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

Main Producing Assets - Updates

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company's cornerstone asset is a 3-5% NSR royalty on the Canadian Malartic mine which is located in Malartic, Québec. On March 31, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") closed its previously announced acquisition of Yamana Gold Inc.'s ("Yamana Gold") Canadian assets, including the other half of the Canadian Malartic mine Agnico Eagle did not already own. The acquisition provides Agnico Eagle with full operational control of the Canadian Malartic mine during the remaining development period of the Odyssey underground project, and with the opportunity to utilize future additional mill capacity at the mine given Agnico Eagle's extensive operations and strategic land positions in the region.

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2024

On February 15, 2024, Agnico Eagle reported production guidance of 615,000 to 645,000 ounces of gold at Canadian Malartic for the year 2024.

Update on operations

On February 15, 2024, Agnico Eagle reported that a mining rate of 3,500 tonnes per day at Odyssey South was reached earlier than anticipated and sustained through the fourth quarter of 2023. Ramp development has also exceeded target, reaching a depth of 715 metres as at December 31, 2023. Agnico Eagle is evaluating the potential to accelerate initial production from East Gouldie to 2026 from 2027. Surface construction was approximately 65% completed at year-end, and shaft sinking activities continued to ramp up through the quarter. Infill and expansion drilling in 2023 resulted in the declaration of an initial mineral reserve in the central portion of the East Gouldie deposit and the extension of the East Gouldie mineral resource laterally by 870 metres.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Update on reserve and resource estimates

On February 15, 2024, Agnico Eagle reported an initial Probable mineral reserve of 5.2 million ounces of gold at the East Gouldie deposit (47 million tonnes grading 3.42 g/t Au). This resulted in an increase of reported Proven and Probable mineral reserves to 7.9 million ounces of gold at the Canadian Malartic Complex (142.3 million tonnes grading 1.73 g/t Au), Measured and Indicated resources of 1.1 million ounces of gold (17.4 million tonnes grading 1.88 g/t Au) and Inferred resources of 9.5 million ounces of gold (138.9 million tonnes grading 2.12 g/t Au) as at December 31, 2023.

On June 20, 2023, Agnico Eagle provided results from an internal study on the Odyssey underground mine (the "2023 Odyssey Study") and exploration results from the Canadian Malartic Complex. The 2023 Odyssey Study highlighted a 23% increase in life-of-mine payable gold production from the Odyssey mine compared to the internal study from 2020. The 2023 Odyssey Study also outlined an extension of the mine life to 2042 with a mine plan that includes approximately 9.0 million ounces of gold, including 0.2 million ounces of gold in Probable Mineral Reserves (2.8 million tonnes grading 2.22 g/t Au), 4.8 million ounces of gold in Indicated Resources (45.5 million tonnes grading 3.31 g/t Au) and 4.0 million ounces of gold in Inferred Resources (53.5 million tonnes grading 2.32 g/t Au). The resource and reserve estimates in the 2023 Odyssey Study are no longer current, however, the provided mine plan is the most recently published by Agnico Eagle and the global mineral inventory is generally consistent with the resource and reserve updated as at December 31, 2023.

As at December 31, 2023, the ramp was at a depth of 715 metres and Agnico Eagle now expects to reach the first level of the top of the East Gouldie deposit at a depth of 750 metres in the first quarter of 2024. As a result, Agnico Eagle is evaluating the potential to accelerate initial production from East Gouldie to 2026. With additional exploration, Agnico Eagle believes that mineralization will continue to be added into the overall mine plan in the coming years, with good potential to grow near-term and long-term annual gold production as well as further extend the mine life.

Update on Canadian Malartic exploration

On February 15, 2024, Agnico Eagle reported that expansion drilling resulted in the extension of the East Gouldie Inferred mineral resource laterally to the west by approximately 870 metres. Drilling results demonstrate that the corridor remains open to the east with high potential to categorize a large area as Inferred mineral resources by year-end 2024. Highlight intercepts include 6.2 g/t Au over 6.7 metres at 1,300 metres depth to the west and 6.7 g/t Au over 13.5 metres at 1,470 metres depth to the east of the deposit. Agnico Eagle will continue to test the east and west extensions of the East Gouldie deposit in 2024, with the objective of potentially adding a new mining front. Agnico Eagle expects to spend approximately US$20.4 million for 137,000 metres of drilling at the Canadian Malartic Complex in 2024. Exploration plans at the Odyssey mine includes 102,500 metres of drilling with five objectives: continued conversion drilling of East Gouldie Inferred mineral resources to Indicated mineral resources, testing the immediate extensions of East Gouldie, continued conversion drilling of the Odyssey South deposit of Inferred mineral resources to Indicated mineral resources, further investigating the Odyssey internal zones, and converting Inferred mineral resources to Indicated mineral resources in the Odyssey North deposit.

For additional information, please refer to Agnico Eagle's press releases dated February 15, 2024, entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2023 Results - Record Quarterly and Annual Gold Production and Free Cash Flow; Record Mineral Reserves Increased 10.5%; Updated Three-Year Guidance" and "Agnico Eagle Provides an Update on 2023 Exploration Results and 2024 Exploration Plans - Mineral Reserves Up 10.5% Year-Over-Year to 54 Moz; Initial Mineral Reserve of 5.2 Moz Declared at East Gouldie; Initial Underground Mineral Resources Declared at Detouer Lake of 1.6 Moz" and Agnico Eagle's press release dated June 20, 2023 entitled "Agnico Eagle Provides Update on Canadian Malartic Complex -Internal Study Demonstrates Improved Value, Extends Mine Life and Supports Potential Future Production Growth in the Abitibi Greenstone Belt; Positive Exploration Results Expected to Result in Increased Mineral Reserves and Mineral Resources; Additional Property Scale Targets Being Evaluated", all filed on www.sedarplus.ca.

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (5.6 million ounces have been delivered as at December 31, 2023), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Guidance - 2024

On January 24, 2024, Capstone reported that production volumes at Mantos Blancos are forecasted to increase in 2024 due to higher mill throughput. Mantos Blancos is currently focused on reliably achieving the installed capacity of 20,000 tonnes per day ("tpd"). The company is executing on a plan to address plant stability that includes improved maintenance and optimization of the concentrator and tailings system. During the first half of 2024, the focus will be on receiving and installing the engineering and infrastructure upgrades in the tailings dewatering area of the plant. Capstone expects Mantos Blancos to achieve its nameplate operating throughput rates late in the second quarter.

For additional information, please refer to Capstone's press release dated January 24, 2024, entitled "Capstone Copper Provides 2024 Guidance and Announces 2023 Production Results", filed on www.sedarplus.ca.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"), on all metals until 97,500 ounces of gold have been delivered to Osisko and a 3% NSR royalty thereafter. The Dublin Gulch gold property is situated in central Yukon Territory, Canada.

Update on operations

On January 15, 2024, Victoria reported production of 41,982 ounces of gold in the fourth quarter of 2023 for a total of 166,730 ounces of gold for the year 2023 compared to 150,182 ounces in 2022, achieving its 2023 guidance of 160,000 - 180,000 ounces of gold. This was a record level of production for the Eagle Gold mine and an 11% increase year-over-year. In 2023, Victoria successfully demonstrated the feasibility of year-round stacking on the heap leach facility, resulting in more consistent quarterly gold production and a mitigation of the impacts of seasonality. The company intends to continue year-round stacking in 2024 and, according to an updated mine plan published in early 2022, also expects to increase year-over-year production levels again in 2024.

Update on exploration

On February 24, 2023, Victoria released an updated technical report on Eagle Gold, including an updated life of mine plan. The updated life of mine plan highlights average gold production of 202,000 ounces per year over the first 8 years, with peak production of 219,000 in 2025 and a throughput increase to steady-state level of 11.5 million tonnes per year during 2025. Ultimate life of mine recovery is projected to be 76.2% and over 2.0 million ounces of gold are forecast to be produced over the remaining mine life. Increased production is achievable utilizing the existing crushing and conveying circuit and mining fleet.

For additional information, please refer to Victoria's press release dated January 15, 2024, entitled "Victoria Gold: Eagle Gold Mine Annual and Fourth Quarter 2023 Production Results", filed on www.sedarplus.ca.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2024

The Éléonore 2024 guidance will be released on February 22, 2024.

Update on reserve and resource estimates

On February 23, 2023, Newmont reported Proven and Probable reserves comprising 9.4 million tonnes grading 5.22 g/t Au for 1.57 million ounces of gold.

For additional information, please refer to Newmont's press release dated February 23, 2023, entitled "Newmont Achieves 2022 Guidance; Provides Stable 2023 and Improving Longer-Term Outlook; Declares $0.40 Fourth Quarter Dividend" and "Newmont Announces Increased 2022 Mineral Reserves of 96 Million Gold Ounces and 68 Million Gold Equivalent Ounces", filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 (US$6.21 per ounce in 2023).

Update on operations

On January 11, 2024, Central Asia reported 82,842 ounces of payable silver to Osisko for the fourth quarter of 2023 for a total of 345,805 ounces of silver in 2023 compared to 316,757 ounces of silver in 2022.

Central Asia reported that the initial development of the central decline is complete, and the decline is now operational. Construction of the paste backfill plant is complete, the plant is now operational and extraction of ore with paste fill is underway. Construction of the dry stack tailings plant and landform commenced in the fourth quarter of 2023.

For more information on the Sasa mine, refer to Central Asia's press release dated January 11, 2024, entitled "2023 Operations Update", available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2024

On January 10, 2024, Alamos reported its 2024 guidance for the Island Gold mine of 145,000 - 160,000 ounces of gold. Production guidance for Island Gold in 2024 is consistent with previous guidance and represents a 16% increase from 2023 production, reflecting higher grades expected to be mined. Grades are expected to increase further in 2025 and combined with higher mining and processing rates towards the latter part of the year, are expected to drive an additional 16% increase in production. Following the completion of the Phase 3+ Expansion in 2026, mining rates are expected to begin ramping up towards 2,400 tpd contributing to a further 28% increase in production. As outlined in the Phase 3+ Study, production rates are expected to increase to an average of 287,000 ounces per year in 2027 and beyond.

A total of US$19 million has been budgeted for exploration at Island Gold in 2024, up from US$14 million in 2023 with both a larger near mine and regional exploration program.

Update on operations

On January 10, 2024, Alamos announced total production at Island Gold for 2023 of 131,400 ounces of gold, achieving its guidance of 120,000 - 135,000 ounces of gold.

Update on expansion

The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, expansion of the mill as well as accelerated development to support the higher mining rates. Following the completion of the expansion in the first half of 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs lower.

Update on reserve and resource estimates

On February 21, 2023, Alamos announced that combined mineral reserves and resources at Island Gold increased 4%, net of mining depletion. This marked the seventh consecutive year that combined mineral reserves and resources have grown with grades also increasing over that time frame. Mineral reserves increased 9% to 1.5 million ounces (4.2 million tonnes grading 10.78 g/t Au), net of mining depletion. Mineral reserve additions totaled 267,000 ounces of gold, which more than offset mining depletion of 142,000 ounces of gold. Mineral reserve grades also increased 6% to 10.78 g/t Au, reflecting the conversion of higher-grade mineral resources in the Island West, Main and East areas. Measured and Indicated mineral resources were estimated at 0.3 million ounces of gold (1.3 million tonnes grading 7.09 g/t Au) and Inferred mineral resources were estimated at 3.5 million ounces of gold (8.1 million tonnes grading 13.61 g/t Au).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Update on exploration

On February 13, 2023, Alamos reported that underground exploration drilling continues to extend high-grade gold mineralization across the Island Gold deposit within the main E1E and C-Zones, as well as several hanging wall and footwall structures in proximity to existing underground infrastructure. These results are expected to contribute to another increase in high-grade Mineral reserves and resources at Island Gold to be outlined in the 2023 year-end update to be released in the first quarter of 2024. A total of US$19.0 million is budgeted for exploration at Island Gold in 2024, up from US$14.0 million in 2023, with both a larger near mine and regional exploration program planned for the year.

For more information, refer to Alamos' press release dated February 13, 2024 entitled "Alamos Gold Intersects Additional High-Grade Mineralization Near Existing Infrastructure at Island Gold which is Expected to Drive Further Growth in Mineral Reserves and Resources" and Alamos' press release dated January 10, 2024 entitled "Alamos Gold Achieves Increased 2023 Guidance with Record Annual Production and Provides Three-Year Production and Operating Guidance", both filed on www.sedarplus.ca.

CSA Streams (Metals Acquisition Limited)

Osisko Bermuda holds a silver stream and a copper stream on the CSA copper mine, operated by Metals Acquisition. Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. Osisko Bermuda will also be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the Closing Date (the First Threshold Stream), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the Second Threshold Stream), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery.

Metals Acquisition is focused on operating and acquiring metals and mining businesses in high-quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy. Metals Acquisition closed the acquisition of the CSA copper mine from a subsidiary of Glencore plc on June 15, 2023.

On July 17, 2023, Osisko Bermuda received its first delivery of silver. From February 1, 2023 to December 31, 2023, over 345,000 ounces of silver were purchased and sold by Osisko Bermuda under its CSA Silver Stream. Deliveries of refined copper under the CSA Copper Stream are expected to commence on June 15, 2024.

Update on operations

On January 24, 2024, Metals Acquisition reported ongoing solid operational performance in the fourth quarter, with copper and silver production consistent when compared to the previous quarter. Underground capital development was the highest quarter for the 2023 calendar year, demonstrating the benefits of the company's ongoing investment. Tonnes mined and milled were down slightly over the prior quarter; however grade increased by 12% as mining moved into higher grade stopes and better mining practices improved mining dilution.

Update on exploration

During the third quarter of 2023, Metal Acquisition announced the results from the ongoing resource infill and near mine exploration drill programs at the CSA copper mine. Drilling has continued to demonstrate the continuity and high-grade nature of the CSA copper mine ore bodies. Drilling occurred predominately across the QTSN and QTSC deposits and highlighted potential lode extensions down dip and along section and opportunities for thicker lode interpretations. All drill results are from drilling that has been completed after the December 2022 Mineral Resource Estimate and is expected to be incorporated into the 2023 Mineral Resource Estimate.

For more information, refer to Metals Acquisition's press release dated January 24, 2024, entitled "Metals Acquisition Limited Provides Operational Update, filed on www.sec.gov/edgar.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Ermitaño Royalty (First Majestic Silver Corp.)

Osisko holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico. Processing of ore from Ermitaño at the Santa Elena processing plant started in December 2021.

Guidance - 2024

On January 16, 2024, First Majestic reported that it expects to produce between 1.1 and 1.12 million ounces of silver, and between 81,000 and 90,000 ounces of gold in 2024.

Update on operations

On January 16, 2024, First Majestic announced production of 582,484 ounces of silver and 28,056 ounces of gold in the fourth quarter of 2023, a quarterly production record. Strong mine output and grades from Ermitaño and record metallurgical recoveries facilitated by the newly commissioned dual-circuit plant at Santa Elena resulted in a new annual record of production in 2023.

Update on exploration

On January 16, 2024, First Majestic noted that during the fourth quarter of 2023, four drill rigs consisting of two surface rigs and two underground rigs, completed 7,949 metres of drilling on the property.

Update on reserve and resource estimates

On March 31, 2023, First Majestic announced proven and probable underground Reserves at Ermitaño of 2.53 million tonnes grading 56.5 g/t Ag and 3.36 g/t Au for 4,590,0000 ounces of silver and 274,000 ounces of gold.

For more information, refer to First Majestic's press release dated January 16, 2024 entitled "First Majestic Produces 6.6 Million AgEq Oz in Q4 2023 and 26.9 Million AgEq Oz in 2023; Announces 2024 Production and Cost Guidance and Announces Conference Call Details" and First Majestic's press release dated March 31, 2023, entitled "First Majestic Announces 2022 Mineral Reserve and Mineral Resource Estimates", both filed on www.sedarplus.ca.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2024

On February 13, 2024, SSR Mining reported that it expects to produce between 75,000 and 85,000 ounces of gold in 2024 and average approximately 75,000 ounces annually over the five-year period. Seabee's production is expected to be strongest in the first and third quarters of 2024, reflecting processed grades. Grades are expected to average between 5.0 and 6.0 g/t Au in 2024, slightly above the Seabee Mineral reserve grade.

Update on operations

On January 16, 2024, SSR Mining announced gold production of 38,758 ounces in the fourth quarter of 2023 for a total of 90,777 ounces of gold in 2023, below the guidance of 100,000 - 110,000 ounces of gold.

Update on exploration

On February 13, 2024, SSR Mining noted consolidated exploration and resource development expenditures at Seabee are estimated at US$15.0 million with a focus on defining initial Mineral reserves at the Porky and Porky West targets. Further drilling will also be completed at the Gap Hangingwall to evaluate potential extensions to the existing Mineral reserves and mine life at Seabee. Earlier stage exploration activity also continues across the broader Seabee property, including follow-up sampling and potential drill testing at a number of regional targets.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Update on reserve and resource estimates

On February 13, 2024, SSR Mining, SSR Mining announced an updated Mineral reserve estimate of 2.1 million tonnes grading 5.17 g/t Au for 343,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 1.6 million tonnes grading 4.4 g/t Au for 218,300 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 5.2 g/t Au for 462,500 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of mineral reserve replacement that SSR Mining expects to continue into the future.

For more information, refer to SSR Mining's press release dated February 13, 2024 entitled "SSR Mining Issues Multi-Year Guidance and Technical Reports for all Operating Assets", SSR Mining's press release dated January 16, 2024 entitled "SSR Mining Delivers Strong Fourth Quarter Production and Achieves 2023 Consolidated Production Guidance" and SSR Mining's Technical Report Summary on the Seabee Gold Operation dated February 12, 2024, all filed on www.sedarplus.ca.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to Taseko Mines Limited's ("Taseko") attributable portion of production from the Gibraltar copper mine, held by Gibraltar Mines Ltd. and located in British Columbia, Canada. The stream was amended on June 29, 2023 increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production. The stream's step-down silver delivery threshold was also extended to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Once a total of 6.3 million ounces of silver have been delivered, the refined silver to be delivered will be reduced to 30.625% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of December 31, 2023, a total of 1.3 million ounces of silver had been delivered under the stream agreement.

Update on operations

On January 10, 2024, Taseko announced that the Gibraltar mine produced 34 million pounds of copper and 369,000 pounds of molybdenum in the fourth quarter of 2023.  For the full year, Gibraltar produced 123 million pounds of copper, well above guidance and 26% higher than the previous year. Copper production in the fourth quarter was supported by strong copper grades of 0.27% with ore from the lower benches of the Gibraltar pit. Mill throughput in the quarter averaged 83,000 tpd and was impacted by additional downtime for maintenance and monitoring of the ball mill in concentrator #2.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway. Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment equal to the lesser of 40% of achieved sales price and US$40 per carat. A credit bid transaction was closed on November 1, 2019, and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Update on operations

On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the CCAA to enable it to restructure its business. The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and the global geopolitical climate.

In 2023, Osisko received US$11.4 million ($15.4 million) in net proceeds from its Renard stream. However, considering the current situation at Stornoway, Osisko is not including any deliveries of diamonds from the Renard mine in its forecast.

Impairment of Renard diamond stream

The elements discussed in the previous paragraphs were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment as at September 30, 2023. The impairment assessment resulted in an impairment charge of $15.1 million ($11.1 million, net of income taxes) on the Renard diamond stream.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

As at September 30, 2023, the Renard diamond stream was written down to its estimated recoverable amount of $2.0 million, which was determined by the estimated net proceeds to be received from the sales of diamonds held in inventory at the date Stornoway suspended its activities. The main valuation inputs used were the expected diamond prices per carat to be realized and probabilities allocated to each expected sale to be realized. No discount rate was applied considering that the diamonds are expected to be sold within a relatively short period of time. As at December 31, 2023, the Renard diamond stream has a book value of nil, as the last sales expected from the Renard diamond stream were completed prior to year-end.

Allowance for expected credit loss and write-off on the Stornoway bridge loans

On June 30, 2023, the Company determined that the credit risk related to its loans to Stornoway had increased significantly since initial recognition. As a result, the Company recorded an allowance for expected credit loss of $13.3 million (US$10.0 million) against the loans receivable ($11.5 million, net of income taxes) and $6.6 million (US$5.0 million) related to accrued interest against the amounts receivable ($4.8 million, net of income taxes) for an aggregate expected credit loss of $19.9 million (US$15.0 million). The lifetime expected credit loss was estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. Cash flows expected to be received were based on the expected capacity of the borrower to repay the financial instrument, which was highly dependent on a number of factors and assumptions, including: forecast diamond prices, production levels, operating costs, internal capital investments required to maintain the operations and other factors related to mining operations.

As a result of the suspension of activities at the Renard mine and the CCAA procedures announced on October 27, 2023, the Company considered the loans to be credit-impaired and, with no reasonable expectation of any material cash flow recovery, wrote-off $17.3 million (US$12.8 million; $15.0 million, net of income taxes) on September 30, 2023 to fully provision its loans, for a total of $30.6 million for the year 2023.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates from an accounting perspective as a result of the ownership held, nomination rights to the investee's board of directors and other facts and circumstances.

Osisko may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In 2023, Osisko acquired equity investments of $53.3 million (including US$40.0 million ($50.0 million) acquired by Osisko Bermuda in Metals Acquisition as part of the CSA Silver Stream and CSA Copper Stream), compared to $12.5 million in 2022. In 2023, Osisko sold equity investments for net proceeds of $133.0 million, including its entire equity position in Osisko Mining Inc. for net proceeds of $127.9 million, compared to $3.0 million of disposals in 2022.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at December 31, 2023 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$
Associates	115,651	128,333
Other	84,076	84,076
	199,727	212,409

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28, Investment in Associates and Joint Ventures and IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2023.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Principal investment in associates

Osisko Development Corp.

As at December 31, 2023, the Company's principal investment in associates (in the form of marketable securities) is Osisko Development Corp. ("Osisko Development"). Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. Osisko owns a 5% NSR royalty on Cariboo, a 15% gold and silver stream on San Antonio and a 2.5% metals stream on Tintic.

The Cariboo gold project has Probable mineral reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated mineral resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and Inferred mineral resources of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). A NI 43-101 compliant feasibility study was filed in January 2023, which outlined average annual gold production of 163,695 ounces over a 12-year mine life, with an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at US$1,700 per ounce of gold. The study envisaged a phased operation with Phase 1 being a 1,500 tpd operation producing 72,501 ounces of gold for the first three years and Phase 2 ramping up to a 4,900 tpd operation producing 193,798 ounces of gold per year for the remaining mine life.

On October 10, 2023, Osisko Development announced that it had received an Environmental Assessment ("EA") Certificate for the Cariboo gold project. Receipt of the EA Certificate successfully concludes the EA process for the project, which was launched in October 2019. A Joint Permit Application for the BC Mines Act / Environmental Management Act is in process, and Osisko Development anticipates receiving these final permits in the first half of 2024.

On June 30, 2022, Osisko Development announced an initial resource estimate at San Antonio comprising 14.9 million tonnes grading 1.2 g/t Au for 576,000 ounces of gold in the Indicated resource category plus 16.6 million tonnes grading 1.0 g/t Au for 544,000 ounces of gold in the Inferred resource category. On April 29, 2023, Mexico's Senate approved a wide-ranging reform of laws governing the mining industry, including a requirement that companies pay a percentage of profits to various stakeholders. The new mining law reduces the maximum length of concessions from 50 to 30 years, and may allow authorities to cancel concessions if no work is performed within two years. Osisko Development is closely monitoring the situation and will continue to assess the impact on its Mexican assets.

In August and November 2023, Osisko Development reported that its working capital position will not be sufficient to meet its obligations, commitments and forecasted expenditures up to the period ending September 30, 2024. Osisko Development's ability to continue future operations and fund its planned activities is dependent on management's ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for Osisko Development, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to Osisko Development. If management is unable to obtain new funding, Osisko Development may be unable to continue its operations.

In 2023, the Company recorded an impairment charge of $64.5 million on its investments in Osisko Development. The impairment resulted from, amongst others, the significant decrease in Osisko Development's share price, the deterioration of market conditions and the general negative sentiment towards exploration and development companies. The Company estimated the recoverable amount of its investment at $115.7 million, using a fair value less costs of disposal model with reference to Osisko Development's share price quoted on active markets, which is considered a Level 1 input. The Company estimated the cost of disposal using historical discounts and transaction fees for similar transactions.

On December 31, 2023, the Company assessed if there were any indicators of impairment on its Tintic stream (which includes the Trixie deposit), and concluded that there were indicators of impairment and, accordingly, management performed an impairment assessment. As a result of the impairment assessment, the Company recorded an impairment charge of $23.5 million on the Tintic stream. On December 31, 2023, the Tintic steam was written down to its estimated recoverable amount, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Tintic project over its estimated life of the mine, based on an average gold price per ounce of US$1,870, a real discount rate of 6.0% and weighted probabilities of different production scenarios.

As at December 31, 2023, the Company held 33,333,366 common shares representing a 39.6% interest in Osisko Development (44.1% as at December 31, 2022). The Company continues to exercise significant influence over Osisko Development and accounts for its investment using the equity method since October 1, 2022. Prior to that date, Osisko Development's assets, results of operations and activities were consolidated.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders. The Company continuously looks for ways to improve its sustainability initiatives directly and indirectly via its mining partners.

Throughout 2022 and in 2023, the Company made several advancements on sustainability initiatives. Osisko maintained a leading position with MSCI and Sustainalytics; enhanced and further diversified its Board of Directors with three new independent members, Ms. Edie Hofmeister, Mr. Robert Krcmarov and Mr. Norman MacDonald; formally appointed Ms. Heather Taylor as Vice President, Sustainability and Communications to continue to shape and expand on ESG initiatives; announced new high-quality royalty/stream transactions with responsible mining partners, some of which included social commitments to host communities; increased its commitments for charitable donations; and maintained a zero incident record in health and safety. Osisko also published the third edition of its Sustainability Report, Growing Responsibly.

Further to her election as director of the Company in 2022, and due to her vast experience in the sector of the environmental, social and governance (“ESG”) matters, Ms. Edie Hofmeister was appointed as Chair of the Environmental and Sustainability Committee in June 2023.

In the fourth quarter of 2022, Osisko exercised its 20% participation right in Carbon Streaming Corporation's ("Carbon Streaming") Magdalena Bay Blue carbon project (the "Magdalena Bay Project"). The Magdalena Bay Project is a mangrove forest and associated marine habitat conservation project operated by Fundación MarVivo Mexico, A.C. and MarVivo Corporation. The Magdalena Bay Project is located in Magdalena Bay in Baja California, Mexico, home to a large diversity of sharks, whales and a variety of other species, many of which are listed as endangered. Once implemented, it is expected to be one of the largest blue carbon conservation projects in the world. The Magdalena Bay Project is expected to reduce greenhouse gas emissions by approximately 25 million tCO2e during its 30-year project life and generate an equivalent amount of blue carbon credits. As part of the transaction, Osisko has committed to fund US$1.2 million towards the development of the project and will receive a stream of 40,000 carbon credits annually or 4% of annual production. The Magdalena Bay Project is currently in development and initial credit issuance is expected in 2024.

In 2023, Osisko contributed funding towards various programs as part of the Company's social and community donations. Funds were committed to the Pediatric Research Foundation whose mission is to fund pediatric research in Canada with a view to protecting, promoting and improving the health and well-being of children and youth. The funding will be allocated towards an initiative to support young Inuit youth in their personal and professional development within their communities in Nunavik (northern Québec) with a focus on art-based suicide prevention. Additionally, the Company helped sponsor the Every Student, Every Day program, through Victoria Gold's Student Encouragement Society's charitable initiative, which works with the community to raise awareness and funds to support increased student attendance throughout the Yukon. The Company also continued to support the Canadian Mineral Industry Education, who has been offering scholarships since 1964 to undergraduate students with a strong interest in a career in the mining industry.

In June and August 2023, a group of Osisko employees volunteered with Maison Benoit Labre that aspires to be a welcoming space that offers essential support, services, and resources to the most vulnerable populations in Montréal, Québec.

In September 2023, the Company provided training to Osisko employees to increase awareness and understanding of newly implemented policies including Human Rights Policy, Human Resources, Health & Safety Policy and Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy. Further training was provided in December 2023 on diversity, equity, and inclusion to increase awareness and knowledge across the organization.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared by the Company for the years ended December 31, 2023 and 2022:

Declaration date	Dividend per share	Record date	Payment date	Dividends payable
	$			$

February 23, 2023	0.055	March 31, 2023	April 14, 2023	10,160,000
May 10, 2023	0.060	June 30, 2023	July 14, 2023	11,103,000
August 9, 2023	0.060	September 29, 2023	October 16, 2023	11,109,000
November 8, 2023	0.060	December 29, 2023	January 15, 2024	11,121,000
Year 2023	0.235			43,493,000

February 24, 2022	0.055	March 31, 2022	April 14, 2022	10,167,000
May 12, 2022	0.055	June 30, 2022	July 15, 2022	10,177,000
August 9, 2022	0.055	September 30, 2022	October 14, 2022	10,109,000
November 9, 2022	0.055	December 30, 2022	January 16, 2023	10,121,000
Year 2022	0.220			40,574,000

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2023, the holders of 12.7 million common shares had elected to participate in the DRIP, representing dividends payable of $0.8 million. During the year ended December 31, 2023, the Company issued 140,405 common shares under the DRIP, at a discount rate of 3% (118,639 common shares in 2022 at a discount rate of 3%). On January 15, 2024, 42,011 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2023, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,258,298 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB program are authorized from December 12, 2023 until December 11, 2024. Daily purchases will be limited to 94,834 common shares, other than block purchase exemptions.

Under the terms of the previous NCIB program, Osisko was allowed to acquire up to 18,293,240 of its common shares from time to time, from December 12, 2022 to December 11, 2023. Daily purchases were limited to 81,963 common shares.

During the year ended December 31, 2023, the Company did not purchase any common shares under the NCIB program. During the year ended December 31, 2022, the Company purchased for cancellation a total of 1.7 million common shares for $22.1 million (average acquisition price per share of $13.06).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Gold Market and Currency

Gold Market

2023 has been a volatile and a record year for the precious metals market and the gold price posted healthy gains. Gold prices have risen 15% in a year that saw variations between lows near US$1,800 per ounce and a record intra-day all-time high near US$2,150 per ounce in early December. The gold price averaged US$1,941 per ounce in 2023 compared to US$1,800 per ounce in 2022.

Gold prices were also volatile in the fourth quarter of 2023, and averaged US$1,971 per ounce in the fourth quarter, its second highest quarterly average in nominal dollars. Prices fluctuated in a range of US$259 per ounce in the fourth quarter of 2023 and gold closed at US$2,078 per ounce on December 29, 2023, up US$207 per ounce compared to the closing price of September 30, 2023. Gold price averaged $1,971 per ounce in the fourth quarter of 2023, compared to US$1,726 per ounce in the fourth quarter of 2022.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close
2023	$2,078	$1,811	$1,941	$2,078
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515

In Canadian dollar terms, the average gold price per ounce was $2,686 in the fourth quarter of 2023 compared to $2,345 in the fourth quarter of 2022. The gold price closed the fourth quarter of 2023 at $2,749 per ounce, compared to $2,455 per ounce at the end of 2022.

Currency

The Canadian dollar traded between 1.3128 and 1.3875 in 2023 and averaged 1.3497 in 2023 compared to 1.3544 in 2022. The Canadian dollar traded between 1.3205 and 1.3875 in the fourth quarter of 2023 to close at 1.3226 compared to 1.3520 on September 30, 2023 and 1.3544 on December 30, 2022. The Canadian dollar averaged 1.3624 in the fourth quarter of 2023, compared to1.3578 in the fourth quarter of 2022. The Bank of Canada raised the overnight rate three times in 2023 for a total increase of 75 basis points to 5.00% in July, the highest level in 22 years.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2023	1.3875	1.3128	1.3497	1.3226
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	2023	2022	2021
	$	$	$

Revenues	247,320	217,809	224,877
Cost of sales	(16,646)	(16,076)	(37,646)
Depletion	(56,393)	(51,355)	(48,361)
Gross profit	174,281	150,378	138,870

Impairment of royalty and stream interests	47,619	1,818	2,938

Operating income	87,654	122,969	112,154

Net (loss) earnings from continuing operations	(48,343)	85,285	76,627
Net loss from discontinued operations (2)	-	(268,475)	(133,302)
Net loss	(48,343)	(183,190)	(56,675)

Net (loss) earnings per share from continuing operations (3)
Basic and diluted	(0.26)	0.47	0.46

Total assets	1,965,987	1,996,301	2,370,622
Total long-term debt	191,879	147,950	410,435

Average selling price of gold (per ounce sold)
In C$ (4)	2,624	2,345	2,261
In US$	1,943	1,799	1,808

Operating cash flows from continuing operations	187,027	175,063	153,219
Operating cash flows used by discontinued operations	-	(65,116)	(47,124)
Operating cash flows	187,027	109,947	106,095

Dividend per common share	0.235	0.22	0.21

Weighted average shares outstanding (in thousands)
Basic	185,226	179,095	167,628
Diluted	185,226	179,350	167,628

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS Accounting Standards.

(2) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Using actual exchange rates at the date of transactions.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Overview of Financial Results

Financial Summary - Year 2023

  Revenues from royalties and streams of $247.3 million compared to $217.8 million in 2022;
  Gross profit of $174.3 million compared to $150.4 million in 2022;
  Operating income of $87.7 million compared to $123.0 million in 2022;
  Net loss from continuing operations of $48.3 million or $0.26 per basic share compared to net earnings of $85.3 million or $0.47 per basic share in 2022;
  Adjusted earnings4 of $100.1 million or $0.54 per basic share4 compared to $87.3 million or $0.48 per basic share in 2022; and
  Operating cash flows provided by continuing operations of $187.0 million compared to $175.1 million in 2022.

Revenues from royalties and streams increased to $247.3 million in 2023 compared to $217.8 million in 2022, mostly as a result of higher metal prices and increased deliveries and payments under the royalty and stream agreements.

Gross profit amounted to $174.3 million in 2023 compared to $150.4 million in 2022. Cost of sales increased slightly as a result of higher deliveries, and depletion increased from $51.4 million to $56.4 million in 2023 compared to 2022, due to the mix of sales and increased deliveries.

G&A expenses increased from $20.2 million in 2022 to $32.8 million in 2023, mostly as a result of a charge of $5.5 million for termination benefits to key management, as well as additional professional fees, increased compensation expense and increased share-based compensation. The increase in compensation is mostly the result of the addition of one vice president in 2023 as well as one board member and an increased provision for annual bonuses. The increase in share-based compensation is mostly due to lower payouts in 2022 compared to 2023 and the addition of one vice president and one board member.

Business development expenses increased from $5.4 million in 2022 to $6.2 million in 2023, mostly as a result of  increased provision for annual bonuses and an increase in share-based compensation due to lower payouts in 2022 compared to 2023.

In 2023, the Company incurred a net loss from continuing operations of $48.3 million compared to net earnings of $85.3 million in 2022, mostly as a result of impairment charges of $47.6 million on royalty and stream interests (mostly from the impairment of $23.5 million on the Tintic stream and $15.1 million on the Renard diamond stream), an expected credit loss allowance on investments and a write-off totalling $37.5 million (related to loans with Stornoway) and an impairment charge on investments in associates of $64.8 million (including $64.5 million on the investment in Osisko Development), higher G&A expenses, a net loss on investments and a lower gain on foreign exchange, partially offset by a share of income of associate and a lower income tax expense.

Adjusted earnings were $100.1 million in 2023 compared to $87.3 million in 2022, mostly a result of a higher gross profit and lower finance costs, partially offset by higher G&A expenses and lower interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in 2023 were $187.0 million compared to $175.1 million in 2022. The increase was mainly the result of higher revenues, partially offset by higher G&A expenses.

4 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of loss for the years ended December 31, 2023 and 2022 (in thousands of dollars, except amounts per share):

		2023	2022
		$	$

Revenues	(a)	247,320	217,809

Cost of sales	(b)	(16,646)	(16,076)
Depletion	(c)	(56,393)	(51,355)
Gross profit	(d)	174,281	150,378

Other operating expenses
General and administrative	(e)	(32,829)	(20,216)
Business development	(f)	(6,179)	(5,375)
Impairment of royalty and stream interests	(g)	(47,619)	(1,818)

Operating income		87,654	122,969

Other expenses, net	(h)	(122,740)	(9,846)

(Loss) earnings before income taxes		(35,086)	113,123

Income tax expense	(i)	(13,257)	(27,838)

Net (loss) earnings from continuing operations		(48,343)	85,285

Net loss from discontinued operations	(j)	-	(268,475)

Net loss		(48,343)	(183,190)

Net loss attributable to:
Osisko Gold Royalties Ltd's shareholders		(48,343)	(118,754)
Non-controlling interests		-	(64,436)

Net (loss) earnings per share from continuing operations
Basic		(0.26)	0.47

Net loss per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic		(0.26)	(0.66)

(a) Revenues are comprised of the following:

	2023			2022
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,624	54,278	142,410	2,345	55,085	129,918
Silver sold	31	1,900,444	59,641	28	1,422,006	39,629
Diamonds sold(i)	132	189,036	25,201	163	181,812	29,863
Other (paid in cash)	-	-	20,068	-	-	18,399
			247,320			217,809

(i) In 2023, the diamonds were sold by an agent for Osisko for a blended selling price of $132 (US$98) per carat ($163 or US$125 per carat in 2022).

The increase in silver ounces sold in 2023 is mainly the result of higher deliveries under the existing stream agreements, as well as the acquisition of the CSA Silver Stream, which had an effective date of February 1, 2023.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

(b) Cost of sales mainly represents the acquisition price of the metals and diamonds under the stream agreements, as well as deductions (if applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the year ended December 31, 2023, cost of sales amounted to $16.6 million, compared to $16.1 million. The increase in 2023 is mainly the result of higher deliveries under the stream agreements.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in 2023 amounted to $56.4 million, compared to $51.4 million in 2022. The increase in 2023 is mostly the result of the mix of sales and increased deliveries.

(d) The breakdown of cash margin5 and gross profit per type of interest is as follows (in thousands of dollars):

	2023	2022
	$	$

Royalty interests
Revenues	160,430	144,066
Less: cost of sales (excluding depletion)	(511)	(1,055)
Cash margin (in dollars)	159,919	143,011

Depletion	(24,017)	(27,362)
Gross profit	135,902	115,649

Stream interests
Revenues	86,890	73,743
Less: cost of sales (excluding depletion)	(16,135)	(15,021)
Cash margin (in dollars)	70,755	58,722

Depletion	(32,376)	(23,993)
Gross profit	38,379	34,729

Royalty and stream interests Total cash margin (in dollars)	230,674	201,733
Divided by: total revenues	247,320	217,809
Cash margin (in percentage of revenues)	93.3%	92.6%

Total - Gross profit	174,281	150,378

(e) G&A expenses increased in 2023, mostly as a result of a charge for termination benefits, increased professional services, increased compensation expense and increased share-based compensation. The increase in compensation is mostly the result of the addition of one vice president in 2023 as well as one board member and an increased provision for annual bonuses. The increase in share-based compensation is mostly due to lower payouts in 2022 compared to 2023 and the addition of one vice president and one board member.

(f) Business development expenses increased from $5.4 million in 2022 to $6.2 million in 2023, mostly as a result of increased provision for annual bonuses and an increase in share-based compensation due to lower payouts in 2022 compared to 2023.

(g) In 2023, the Company recorded an impairment charge of $23.5 million on the Tintic stream and $15.1 million on the Renard diamond stream (refer to the Portfolio of Royalty, Stream and Other Interests section for more details). The Company also wrote off royalty interests on which the royalty rights were lost and royalty interests on which the Company does not expect to receive sufficient net proceeds covering the remaining net book value.

(h) Other expenses, net of $122.7 million in 2023 include finance costs of $18.9 million, a net loss on investments of $55.7 million (which includes a non-cash loss on the deemed disposal of an associate of $3.1 million, a net loss on disposal of an associate of $7.4 million, a change in fair value of financial assets at fair value through profit and loss of $13.2 million, an allowance on expected credit loss and a write-off of other investments totalling $37.5 million (refer to the Portfolio of Royalty, Stream and Other Interests section for more details) and an impairment charge of $64.8 million on investments in associates (including $64.5 million on the investment in Osisko Development), partially offset by a net gain on dilution of investments in associates of $4.8 million), a net share of income of associate of $7.9 million (which includes the gain realized by an associate on the sale of a property), interest income of $6.8 million and a gain on foreign exchange of $1.6 million.

Other expenses, net of $9.8 million in 2022 include finance costs of $22.3 million, a net loss on investments of $15.6 million (which includes a decrease in the fair value of financial assets at fair value through profit and loss of $16.8 million) and a share of loss of associates of $1.9 million, partially offset by a gain on foreign exchange of $20.1 million and interest income of $9.8 million.

5 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

(i) The effective income tax rate related to the continuing operations in 2023 is (37.8%), compared to 24.6% in 2022. The statutory rate is 26.5% in 2023 and 2022. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible, impairment charges not deductible, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $2.6 million were paid in 2023, compared to $1.2 million in 2022. Cash taxes paid were related to taxes on royalties earned in foreign jurisdictions.

(j) The net loss from discontinued operations is related to the activities of Osisko Development. Please refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details.

Liquidity and Capital Resources

As at December 31, 2023, the Company's cash position amounted to $67.7 million compared to $90.5 million as at December 31, 2022.

Significant variations in the liquidity and capital resources for the year ended December 31, 2023 are explained under the Cash Flows section of this MD&A.

Credit facility

A total amount of $550.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million.

The Facility has a maturity date of September 29, 2026. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at December 31, 2023, the effective interest rate on the drawn balance was 7.1%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at December 31, 2023, all such ratios and requirements were met.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Cash Flows

The following table summarizes the cash flows for the years ended December 31, 2023 and 2022 (in thousands of dollars):

	2023	2022
	$	$
Cash flows from continuing operations
Operations	188,912	178,294
Working capital items	(1,885)	(3,231)
Operating activities	187,027	175,063
Investing activities	(219,836)	(133,739)
Financing activities	14,310	(26,596)
Change in cash from continuing operations	(18,499)	14,728
Change in cash from discontinued operations	-	65,733
Cash outflow from deconsolidation of Osisko Development	-	(133,138)
Effects of exchange rate changes on cash	(4,328)	27,527
Decrease in cash	(22,827)	(25,150)
Cash - January 1	90,548	115,698
Cash - December 31	67,721	90,548

Operating Activities

In 2023, cash flows provided by operating activities from continuing operations amounted to $187.0 million compared to $175.1 million in 2022. The increase was mainly the result of higher revenues, partially offset by higher G&A expenses and higher finance costs.

Investing Activities

During the year 2023, cash flows used in investing activities from continuing activities amounted to $219.8 million compared to $266.9 million in 2022 (net of the cash outflow from the deconsolidation of Osisko Development of $133.1 million).

In 2023, Osisko invested a total of $291.1 million to acquire royalty and stream interests, including US$150.0 million ($198.8 million) to acquire the CSA Silver Stream and the CSA Copper Stream, US$35.0 million ($48.4 million) to acquire the Namdini NSR royalty, US$15.0 million ($19.9 million) to acquire the Costa Fuego copper and gold NSR royalties and US$10.3 million ($13.6 million) to amend the Gibraltar Silver Stream. Concurrently with the acquisition of the CSA Silver Stream and the CSA Copper Stream, Osisko invested US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing. Osisko also acquired notes receivable for US$6.2 million ($8.4 million) (presented as short-term investments on the consolidated balance sheets) and generated $133.0 million in net proceeds from disposal of investments, including the sale of the equity investment in Osisko Mining for net proceeds of $127.9 million.

In 2022, Osisko acquired royalty and stream interests for $151.7 million, including US$50.0 million ($67.2 million) for an  NSR royalty covering the entire 4,979 hectare Cascabel property, including the Alpala project, US$15.5 million ($20.3 million) for a NSR royalty on the Marimaca copper project and $27.5 million for a metals stream on the Tintic property (which is excluded from the continuing activities on the consolidated statement of cash flows as the acquisition, by Osisko Bermuda, was closed prior to the deconsolidation of Osisko Development). Osisko also acquired investments for $12.5 million and received proceeds of $3.0 million from the repayment of a note receivable.

Financing Activities

During the year 2023, cash flows provided by financing activities from continuing operations amounted to $14.3 million compared to cash used by financing activities of $26.6 million in 2022.

In 2023, Osisko drew $255.2 million on its revolving credit facility to finance the acquisition of royalty and stream interests and repaid a total amount of $207.5 million during the same period. The Company also paid $39.9 million in dividends and $4.9 million in withholding taxes on the settlement of restricted and deferred share units. Osisko received proceeds from the exercise of share options and the share purchase plan for $12.8 million during the same period.

In 2022, Osisko completed a bought deal public offering of 18.6 million common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million ($312.0 million). Transactions costs paid amounted to $13.9 million, including a commission of 4% paid to the underwriters. Osisko also paid $37.9 million in dividends and repaid the amounts outstanding under its revolving credit facility in April 2022 for $113.1 million. In December 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew its credit facility by $150.0 million for the remaining balance ($147.8 million, net of the discount on the banker's acceptances). Osisko also acquired common shares under its NCIB program for $22.1 million and received proceeds from the exercise of share options and the share purchase plan for $4.4 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Discontinued Operations

In 2022, discontinued operations provided $65.7 million in cash flows, including $245.8 million provided by financing cash flows, partially offset by $65.1 million used in operating cash flows and $115.0 million used in investing cash flows. Cash provided by financing activities were related to a bought deal private placement and a non-brokered private placement by Osisko Development. Investing activities made by Osisko Development prior to the deconsolidation on September 30, 2022 were mainly related to the acquisition of Tintic Consolidated Metals LLC as well as investments in mining assets and plant and equipment on the Cariboo gold property and the San Antonio gold project.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

GEOs(2)	23,275	23,292	24,465	23,111	25,023	23,850	22,243	18,251
Cash	67,721	70,754	70,033	119,084	90,548	300,542	449,283	449,450
Total assets	1,965,987	2,176,118	2,191,128	2,008,740	1,996,301	2,135,607	2,923,434	2,892,715
Total long-term debt	191,879	315,390	319,650	134,370	147,950	298,232	305,236	414,361
Equity	1,650,498	1,737,560	1,748,097	1,759,062	1,737,211	1,727,376	2,375,745	2,086,419
Revenues (3)	65,164	62,069	60,500	59,587	61,914	53,661	51,545	50,689
Net cash flows from operating activities (3)	50,721	43,464	47,392	45,450	48,524	51,067	34,965	40,507
Impairment of assets, net of income taxes (3)	88,000	27,906	21,227	271	3,000	275	384	520
Net (loss) earnings (3)	(67,153)	(19,999)	17,961	20,848	22,408	28,014	18,059	16,804
Basic and diluted net (loss) earnings per share (3)	(0.36)	(0.11)	0.10	0.11	0.12	0.15	0.10	0.10
Weighted average shares outstanding (000's)
- Basic	185,543	185,516	185,302	184,719	184,265	184,839	185,316	166,926
- Diluted	185,543	185,516	186,267	185,443	184,682	185,850	185,630	167,278
Share price - TSX - closing	18.91	15.95	20.36	21.36	16.32	14.07	12.98	16.49
Share price - NYSE - closing	14.28	11.75	15.10	15.82	12.07	10.10	10.10	13.19
Price of gold (average US$)	1,971	1,928	1,976	1,890	1,727	1,729	1,871	1,877
Closing exchange rate(4) (US$/Can$)
	1.3624	1.3520	1.3428	1.3533	1.3544	1.3707	1.2886	1.2496

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS Accounting Standards.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022.

(3) The comparative figures have been restated to conform to the actual single segment presentation and the discontinued operations (refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details). The figures presented are for the continuing operations only.

(4) Bank of Canada Daily Rate.

During the fourth quarter of 2023, the Company sold its equity investment in Osisko Mining for net proceeds of $127.9 million and used the funds to repay a portion of its revolving credit facility. The Company also incurred an impairment charge of $23.5 million on the Tintic stream and $64.5 million on the equity investment in Osisko Development.

During the second quarter of 2023, the Company, through Osisko Bermuda, acquired silver and copper streams on the CSA mine for US$150.0 million ($198.8) and common shares in Metals Acquisition, who acquired the CSA mine, for US$40.0 million ($50.0). The transaction was financed from cash on hand (approximately 30%) and from a drawdown on the revolving credit facility.

During the fourth quarter of 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew on its credit facility for the balance. During the third quarter of 2022, Osisko deconsolidated Osisko Development. Refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Fourth Quarter Results

Financial Summary

  Revenues from royalties and streams of $65.2 million compared to $61.9 million in the fourth quarter of 2022;
  Gross profit of $48.1 million compared to $43.1 million in the fourth quarter of 2022;
  Operating income of $15.0 million compared to $34.6 million in the fourth quarter of 2022;
  Net loss of $67.2 million or $0.36 per basic share compared to net earnings of $22.4 million or $0.12 per basic share in the fourth quarter of 2022;
  Adjusted earnings6 of $29.4 million or $0.16 per basic share6 compared to $30.1 million or $0.16 per basic share in the fourth quarter of 2022; and
  Operating cash flows provided by continuing operations of $50.7 million compared to $48.5 million in the fourth quarter of 2022.

Revenues from royalties and streams increased to $65.2 million in the fourth quarter of 2023 compared to $61.9 million in the fourth quarter of 2022, mostly as a result of higher metal prices.

Gross profit amounted to $48.1 million in the fourth quarter of 2023 compared to $43.1 million in the fourth quarter of 2022. Cost of sales and depletion decreased slightly, mostly as a result of royalties and streams sales mix.

G&A expenses increased from $5.3 million in the fourth quarter of 2022 to $7.6 million in the fourth quarter of 2023, mostly as a result of additional professional fees and increased compensation expense. The increase in compensation is mostly the result of the addition of one vice president in 2023 as well as one board member and an increased provision for annual bonuses.

Business development expenses increased to $2.0 million in the fourth quarter of 2023 from $1.5 million in the fourth quarter of 2022, mostly as a result of an increase in the provision for annual bonuses.

In the fourth quarter of 2023, the Company incurred a net loss from continuing operations of $67.2 million compared to net earnings of $22.4 million in the fourth quarter of 2022, mostly as a result of an impairment charge on its Tintic stream of $23.5 million and an impairment charge on its investments in associates of $64.5 million (related to Osisko Development), a foreign exchange gain, a lower share of loss of associates and a lower tax expense, partially offset by higher G&A expenses, a net loss on investments, higher finance costs and lower interest revenues.

Adjusted earnings were $29.4 million in the fourth quarter of 2023 compared to $30.1 million in the fourth quarter of 2022, mostly a result of lower interest income and higher G&A expenses, partially offset by a higher gross profit. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities from continuing operations in the fourth quarter of 2023 were $50.7 million compared to $48.5 million in the fourth quarter of 2022. The increase was mainly the result of higher revenues, partially offset by higher G&A expenses and finance costs, and lower interest income.

6 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended December 31, 2023 and 2022 (in thousands of dollars, except amounts per share):

		Three months ended December 31,
		2023	2022
		$	$

Revenues	(a)	65,164	61,914

Cost of sales	(b)	(4,008)	(4,732)
Depletion	(c)	(13,037)	(14,045)
Gross profit	(d)	48,119	43,137

Other operating expenses
General and administrative	(e)	(7,615)	(5,254)
Business development	(f)	(2,049)	(1,491)
Impairment of royalty interests	(g)	(23,500)	(1,818)

Operating income		14,955	34,574

Other expenses, net	(h)	(78,450)	(8,959)

(Loss) earnings before income taxes		(63,495)	25,615

Income tax expense	(i)	(3,658)	(3,207)

Net (loss) earnings		(67,153)	22,408

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(67,153)	22,408
Non-controlling interests		-	-

Net (loss) earnings per share attributable to
Osisko Gold Royalties Ltd's shareholders
Basic		(0.36)	0.12

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

(a) Revenues are comprised of the following:

	Three months ended December 31,
	2023			2022
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,687	14,820	39,827	2,361	16,019	37,823
Silver sold	32	444,063	14,356	29	378,250	10,991
Diamonds sold(i)	114	53,276	6,131	152	52,508	8,022
Other (paid in cash)	-	-	4,850	-	-	5,078
			65,164			61,914

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $114 (US$86) per carat in the fourth quarter of 2023 ($152 or US$112 per carat in the fourth quarter of 2022).

The decrease in gold ounces sold in the fourth quarter of 2023 is due to the San Antonio stockpile that was processed by Osisko Development in 2022 and had delivered 1,182 ounces under the stream agreement in the fourth quarter of 2022 (the stockpile was fully depleted in the first half of 2023). The increase in the silver ounces sold in the fourth quarter of 2023 is mainly the result of the acquisition of the CSA Silver Stream.

(b) Cost of sales mainly represents the acquisition price of the metals and diamonds under the stream agreements, as well as deductions (if applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. The decrease in the fourth quarter of 2023 is mostly a result of the mix of sales.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in the fourth quarter of 2023 amounted to $13.0 million compared to $14.0 million in the fourth quarter of 2022. The decrease in the fourth quarter of 2023 is mostly due to the mix of sales.

(d) The breakdown of cash margin7 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended December 31
	2022	2022
	$	$

Royalty interests
Revenues	44,519	40,038
Less: cost of sales (excluding depletion)	22	(283)
Cash margin (in dollars)	44,541	39,755

Depletion	(5,587)	(6,993)
Gross profit	38,954	32,762

Stream interests
Revenues	20,645	21,876
Less: cost of sales (excluding depletion)	(4,030)	(4,449)
Cash margin (in dollars)	16,615	17,427

Depletion	(7,450)	(7,052)
Gross profit	9,165	10,375

Royalty and stream interests
Total cash margin (in dollars)	61,156	57,182
Divided by: total revenues	65,164	61,914
Cash margin (in percentage of revenues)	93.8%	92.4%

Total - Gross profit	48,119	43,137

7 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

(e) G&A expenses increased in the fourth quarter of 2023, mostly as a result of additional professional fees and increased compensation expense. The increase in compensation is mostly the result of the addition of one vice president in 2023 as well as one board member and an increased provision for annual bonuses.

(f) Business development expenses increased in the fourth quarter of 2023, mostly as a result of an increase in the provision for annual bonuses.

(g) In the fourth quarter of 2023, the Company recorded an impairment charge of $23.5 million on the Tintic stream.

(h) Other expenses, net of $78.5 million in the fourth quarter of 2023 include finance costs of $6.5 million, an impairment charge of $64.5 million on its investment in associates (related to Osisko Development), a net loss on investments of $13.7 million (which includes a net loss on disposal of an associate of $7.4 million and a change in fair value of investments of $6.9 million) and a share of loss of associates of $0.3 million, partially offset by a foreign exchange of $5.1 million and interest income of $1.5 million.

Other expenses, net of $9.0 million in the fourth quarter of 2022 include a loss on foreign exchange of $2.9 million, finance costs of $5.4 million, a net loss on investments of $2.2 million and a share of loss of associates of $2.2 million, partially offset by interest income of $3.7 million.

(i) The effective income tax rate related to the continuing operations in the fourth quarter of 2023 was (5.8%) compared to 12.5% in the fourth quarter of 2022. The statutory rate was 26.5% in 2023 and 2022. The elements that impacted the effective income tax rates are other income not taxable, impairment charges not deductible, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.6 million were paid in the fourth quarter of 2023 compared to a reimbursement received of $0.2 million in the fourth quarter of 2022, and were related to taxes on royalties earned in foreign jurisdictions.

Segment Disclosure

Prior to the deconsolidation of Osisko Development on September 30, 2022 (refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A), the President and Chief Executive Officer organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the President and Chief Executive Officer organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2023 and 2022, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2023

Royalties	158,562	1,428	154	286	-	160,430
Streams	34,580	31,236	10,259	-	10,815	86,890

	193,142	32,664	10,413	286	10,815	247,320

2022

Royalties	140,488	1,257	69	2,252	-	144,066
Streams	39,701	23,948	892	-	9,202	73,743

	180,189	25,205	961	2,252	9,202	217,809

(i) 91% of North America's revenues are generated from Canada in 2023 (91% in 2022).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

In 2023, three royalty/stream interests generated revenues of $146.3 million ($132.3 million in 2022), which represented 59% of revenues (61% of revenues in 2022), including one royalty interest that generated revenues of $90.1 million ($78.8 million in 2022). In 2023, revenues generated from precious metals and diamonds represented 90% and 10% of revenues, respectively (85% and 14% of revenues in 2022).

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at December 31, 2023 and 2022, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2023

Royalties	638,871	182,858	11,257	71,809	-	14,868	919,663
Streams	185,912	163,149	194,267	-	29,494	46,379	619,201
Offtakes	-	-	9,348	-	4,899	-	14,247

	824,783	346,007	214,872	71,809	34,393	61,247	1,553,111

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

(i) 80% of North America's net interests are located in Canada as at December 31, 2023 (81% as at December 31, 2022).

Related Party Transactions

As at December 31, 2023, notes receivable from associates of US$6.2 million ($8.2 million) are included in short-term investments ($30.9 million as at December 31, 2022, included in other investments).

Until September 2023, Osisko was acting as a guarantor towards an insurance company that had issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million. In September 2023, the indemnity agreement between Osisko and the insurance company was terminated and, therefore, Osisko is no longer the guarantor of these environmental bonds.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests, Equity Investments and Contractual Obligations and Commitments.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at December 31, 2023, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events
Gold Resource Corporation	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Stream and offtake purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for gold and silver to which Osisko has the contractual right pursuant to the associated precious metals purchase agreements:

	Attributable payable production to be purchased		Per ounce/carat cash payment (US$)		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	87.5%		nil		Life of mine	March 2018 Amended June 2023
Mantos Blancos Stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream (4)		9.6% (Diamonds)		Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream (5)	100%		$6.21		40 years	November 2015

(1) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda of US$20.0 million to US$40.0 million. If the option is exercised, Osisko Bermuda will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine.

(2) Osisko will receive from Taseko an amount of silver production equal to 87.5% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.3 million ounces of silver, and 30.625% of production thereafter. As of December 31, 2023, a total of 1.3 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of December 31, 2023, a total of 5.6 million ounces of silver have been delivered to Osisko Bermuda under the stream agreement.

(4) On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(5) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of February 20, 2024, 185,610,789 common shares and 2,923,300 share options were issued and outstanding.

Subsequent Events to December 31, 2023

Repayment of revolving credit facility

In 2024, the Company repaid a total of $30.2 million on its revolving credit facility.

Dividends

On February 20, 2024, the Board of Directors declared a quarterly dividend of $0.06 per common share payable on April 15, 2024 to shareholders of record as of the close of business on March 28, 2024.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

International Situation

International conflicts, geopolitical tensions and significant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international actions, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures.

A new armed conflict between Palestinian militant groups led by Hamas and Israel began on October 7, 2023. This new conflict increased the instability in this region of the world and may spread to other groups or countries, increasing the risks for the global economy. Volatility in commodity prices, supply chain disruptions, increased interest rates and continued inflationary pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the Russia-Ukraine and Hamas-Israel conflicts and the related international actions cannot be accurately predicted at this time and the effects of such conflicts may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's DCP as of December 31, 2023. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company's DCP were effective as of December 31, 2023.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have also evaluated the effectiveness of the Company's ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company's ICFR was effective as of December 31, 2023.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the  Company's consolidated financial statements for the year ended December 31, 2023 and have issued an audit report dated February 20, 2024 on the Company's ICFR based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2023 have been prepared in accordance with the IFRS Accounting Standards as issued by the IASB. The material accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2023 and 2022, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the amendments to IAS 1 and IAS 8, which are described below.

New material accounting standard

Amendments - IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In 2021, the IASB issued narrow-scope amendments to IFRS Accounting Standards, including to IAS 1 and IAS 8.

The amendments were made to help companies:

  improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements; and
  distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments to IAS 8 clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed in Note 3 of the consolidated financial statements, in certain instances, in line with the amendments.

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2023.  These standards, interpretations to existing standards and amendments, other than the amendments to IAS 1 presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a significant impact on the consolidated financial statements.

Deconsolidation of Osisko Development

On September 30, 2022, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method. On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet and recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million. The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed on September 30, 2022 and its results of operations and cash flows have been reclassified as discontinued operations. Refer to the consolidated financial statements of Osisko for the years ended December 31, 2023 and 2022 for more details.

Critical Accounting Estimates and Significant Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2023 and 2022, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2023 and 2023, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS Accounting Standards including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

In 2023, the following changes were made to the composition of adjusted earnings:

(ii) total gains and losses on investments on the statement of income (loss) are now excluded from net earnings (loss) from continuing operations; prior to this change, only the unrealized gains and losses on investments were excluded from net earnings (loss) from continuing operations;

(iii) total foreign exchange gains and losses on the statement of income (loss) are now excluded from net earnings (loss) from continuing operations; prior to this change, only the foreign exchange gains and losses adjustments from operation activities on the statement of cash flows were excluded from net earnings (loss) from continuing operations;

(iv) the tax impact of all adjustments in the calculation of adjusted earnings is now considered; prior to this change, the total deferred income taxes on the statement of earnings (loss) was excluded from net earnings (loss) from continuing operations.

These changes in the manner in which the Company calculates adjusted earnings were made to align the calculations with its peers and facilitate the comparison  with these companies. These changes also affect indirectly adjusted earnings per basic share, because they are calculated from adjusted earnings. Comparative figures for 2022 have been restated to reflect the current composition of adjusted earnings.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss) from continuing operations, adjusted for certain items: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended December 31,		Years ended December 31,
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	$	$	$	$

Net (loss) earnings from continuing operations	(67,153)	22,408	(48,343)	85,285

Adjustments:
Impairment of royalty and stream interests	23,500	1,818	47,619	1,818
Foreign exchange (gain) loss	(5,146)	2,865	(1,603)	(20,146)
Share of loss (income) of associates	343	2,246	(7,925)	1,863
Expected credit losses, write-offs and impairment of investments	64,500	1,181	101,980	2,361
Loss on investments	14,326	1,024	18,808	13,196
Other non-cash gains	(635)	-	(635)	-
Tax impact of adjustments	(346)	(1,456)	(9,828)	2,951

Adjusted earnings	29,389	30,086	100,073	87,328

Weighted average number of common shares outstanding (000's)	185,543	184,265	185,226	180,398

Adjusted earnings per basic share	0.16	0.16	0.54	0.48

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko's assets (including increase of production), the 2024 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "Guidance for 2024 and 5-Year Outlook" and other guidance based on disclosure from operators, timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2024 and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing to Osisko or the operators of properties, and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2023 – Annual Report

Corporate Information

Osisko Gold Royalties Ltd - Head Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Gold Royalties Ltd - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Joanne Ferstman, Lead Director	Guy Desharnais, Vice President, Project Evaluation
Edie Hofmeister	Iain Farmer, Vice President, Corporate Development
William Murray John	André Le Bel, Vice President, Legal Affairs and
Robert Krcmarov	Corporate Secretary
Pierre Labbé	Grant Moenting, Vice President, Capital Markets
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
David Smith	Financial Officer
Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP